GOLDEN GOLIATH RESOURCES LTD.

NOTICE OF ANNUAL GENERAL

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Golden Goliath Resources Ltd. (the “Corporation”) will be held at Suite 910 – 688 West Hastings Street, Vancouver, BC on Wednesday, April 18, 2018 at 1:00 p.m. (Pacific Time) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended August  31, 2017 together with the auditor's report thereon;

2.

to fix the number of directors at five;

3.

to elect five directors for the ensuing year;

4.

to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.

to consider and, if thought advisable, pass an ordinary resolution that approves the Corporation’s Stock Option Plan;

6.

to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice of meeting.

Only shareholders of record at the close of business on April 16, 2018 will be entitled to receive notice of, and to vote at, the meeting or any adjournment thereof.  Registered shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form.  To be used at the meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting or any adjournment thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.  If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated this 20th day of March, 2018

BY ORDER OF THE BOARD OF DIRECTORS

“J. Paul Sorbara”

CEO